CUSIP No.78402P104	SCHEDULE 13D	Page 15 of 15 Pages

EXHIBIT 10
LETTER TO ELIZABETH MURPHY, DATED AUGUST 1, 2006

JOSEPH STILWELL
26 BROADWAY
NEW YORK, NEW YORK 10004

August 1, 2006

By Federal Express and Facsimile
Ms. Elizabeth Murphy
SCPIE Holdings Inc.
1888 Century Park East
Los Angeles, California 90067

Dear Ms. Murphy:

I watched in amazement yesterday as your former employer, Scottish Re, imploded.

It seems clear from the news reports that many of the issues that came to light yesterday occurred on your watch.

Given that you ran on a platform of being an insurance expert with extensive financial and accounting experience, I believe it is now impossible for the owners of SKP to have any confidence that you are suitable for helping to guide our institution back to health from its own difficulties.

For the good of SKP and for common decency, you should resign from SKP’s board immediately.

Sincerely,
/s/
Joseph Stilwell

cc: SKP Board of Directors